Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC
ACCOUNTING FIRM
We hereby consent to the use in this Annual Report on Form 40-F and in the Registration Statement on Form S-8 (No. 333-109970 and No. 333-141316, respectively) of our report dated March 16, 2007, except as it relates to Note 19, as to which the date is September 28, 2007, and Note 2 as it relates to planned major maintenance activities as to which the date is November 16, 2007, relating to the consolidated financial statements of Gerdau Ameristeel Corporation, filed as part of this Annual Report on Form 40-F for the year ended December 31, 2007.
/s/ PricewaterhouseCoopers LLP
Tampa, Florida
March 25, 2008